                                                                    Exhibit 23.5



CONSENT OF JUPITER COMMUNICATIONS

The Board of Directors
Mail.com Inc.:

We consent to the use of one or more of the following statements attributable to Jupiter Communications in the initial and final prospectus for the initial public offering of Mail.com:

         Jupiter Communications projects that online advertising expenditures will grow from $1.9 billion in 1998 to $7.7 billion in 2002.

         According to an October 1998 Jupiter Communications survey, approximately 93% of respondents reported using email regularly.

         According to the Jupiter/NFO survey, there are over three times as many online users who regularly use email as there are viewing or creating a personal home page, visiting a sports-, music- or games-related site, or participating in online chat.

         Jupiter Communications projects that Internet advertising expenditures will grow from $1.9 billion in 1998 to $7.7 billion in 2002.

         Jupiter Communications projected that the amount of advertising dollars spent on the Internet is expected to increase from approximately $1.9 billion in 1998 to $7.7 billion by 2002, a compound annual growth rate of 42%.

         The feature email users request most is universal access to their email services, according to a survey conducted by Jupiter Communications/NFO Interactive.

         Only approximately 7% of Web sites surveyed by Jupiter Communications in February 1999 were able to respond to customer queries within 24 hours with a personalized, signed message.

Jupiter Communications

By: /s/ Marla Kammer
    ----------------

Date: 4/29/99
      -------